UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No.1	Total Voting Rights dated 01 February 2017
Exhibit No.2	Director/PDMR Shareholding 14 February 201
Exhibit No.3	Notice of redemption of Notes 24 February 2017
Exhibit No.4	Director/PDMR Shareholding dated 27 February 201
Exhibit No.5	Holding(s) in Company 28 February 2017
Exhibit No.6	Publication of Base Prospectus 28 February 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of  the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 01, 2017
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Exhibit No. 1
1 February 2017

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2017, Barclays PLC's issued share capital consists of 16,965,466,693 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,965,466,693) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

Notification and public disclosure of transaction by a person discharging managerial responsibility
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	Chief Executive Officer Barclaycard
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Barclays PLC American Depositary Receipts ("ADRs"). Each ADR represents four ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") ADRs - US06738E2046 Shares - GB0031348658
b)	Nature of the transaction	The acquisition of ADRs following the vesting of "Matching ADRs" under the Barclays Group Global Sharepurchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$11.57 per ADR	59 ADRs
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

Exhibit No. 3

24 February 2017

BARCLAYS BANK PLC
£465,000,000 (Outstanding £133,458,000) 6.375 per cent. Undated Subordinated Notes
(the "Notes")

ISIN: XS0145875190

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 19 April 2017 (the "Redemption Date"), in accordance with Condition 4(b) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 19 April 2016 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 20 April 2017.

Exhibit No. 4

27 February 2017
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notifications made on behalf of PDMRs under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and the non-executive Directors in Barclays PLC shares.
 This announcement is made in accordance with Article 19.3 of MAR.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	4,121
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	4,145
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane de Saint Victor
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	6,108
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	3,086
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	4,102
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Gerry Grimstone
2	Reason for the notification
a)	Position/status	Deputy Chairman and Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	4,199
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John McFarlane
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	13,909
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reuben Jeffery
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	6,069
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dambisa Moyo
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29per Share	4,400
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	6,130
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Steve Thieke
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.29 per Share	4,651
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	London Stock Exchange

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached:	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date onwhich the threshold is crossed orreached:	24 February, 2017
6. Date on which issuer notified:	27 February, 2017
7. Threshold(s) that is/are crossed orreached:	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	871,954,870	871,954,870	N/A	N/A	415,573,841	N/A	2.44%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate	Exercise/ Conversion Period		Number of votingrights that may beacquired if theinstrument isexercised/ converted.		% of votingrights
Securities Lending				538,553,251		3.17%
American Depository Receipt				16,964		0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to			% of voting rights
CFD				900,420			Nominal	Delta
							0.00%	0.00%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
955,044,476			5.62%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Marc-Oliver Lesch
15. Contact telephone number:	020 7743 3650

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

Exhibit No. 6

Publication of Base Prospectus
The following base prospectus has been approved by the UK Listing Authority and is available for viewing:
Base Prospectus dated 28 February 2017 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/1056Y_-2017-2-28.pdf
A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM
For further information, please contact:
Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES
IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.
You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.
The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.
LEI:  213800LBQA1Y9L22JB70